Exhibit 18.1

November 24, 2004

Board of Directors
American Natural Energy Corporation
One Warren Place
6100 South Yale, Suite 300
Tulsa, Oklahoma 74136

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-QSB filing pursuant to Item 601 of Regulation S-B.

We have been provided a copy of the Company’s Quarterly Report on Form 10-QSB for the period ended September 30, 2004. Note 8 therein describes a change in accounting principle from using a rate for calculating capitalized interest which included the deemed interest from the amortization of a beneficial conversion feature to using a capitalization rate which excludes the impact of the beneficial conversion feature. It should be understood that the preferability of one acceptable method of accounting over another for the treatment of deemed interest associated with a beneficial conversion feature as a component of the interest capitalization rate has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-QSB, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2003. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

PricewaterhouseCoopers LLP